Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust announces further extension of offer for shares of C1 Energy Ltd.

    CALGARY, Sept. 6 /CNW/ - (PWT.UN - TSX; PWE - NYSE) - Penn West Energy
Trust (the "Trust") announced today that as of 5:00 p.m. (MDT) on September 4,
2007, 31,975,534 common shares of C1 Energy Ltd. ("C1") had been validly deposited pursuant to the previously announced offer of 1329813 Alberta Ltd.
(the "Offeror") (an indirect wholly-owned subsidiary of the Trust) to acquire all of the common shares of C1, including any common shares issued or issuable upon the exercise or conversion of any options, performance shares or other securities in the capital of C1. The Offeror has taken-up all common shares deposited to the Offer to date, which represent approximately 89.5% of the common shares of C1 on a fully-diluted basis. The Offeror has further extended its offer until 5:00 p.m. (MDT) on September 18, 2007, to allow C1 shareholders an additional opportunity to tender their shares. A notice of extension will be mailed to C1 shareholders.
    The consideration offered for each common share of C1 is $0.20 cash.
Certain of C1's assets are located in the Peace River Arch area of Alberta near Penn West's strategic Peace River Oil Sands Project.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 19:04e 06-SEP-07